LAW OFFICES OF JACK G. ORR, P.S.
                 A Professional Services Corporation
                     A T T O R N E Y  A T   L A W


JACK G.ORR                3019  NARROWS  PLACE           e-mail:jackorr@msn.com
                       TACOMA, WASHINGTON  98407
                           FAX (253) 756-9782
                             (253) 756-9795

                            January 23, 2004



Mr.Jeffrey Shady
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC

         Re:      Y3K Secure Enterprise Software, Inc.
                  Form SB-2 filed October 31, 2003

Dear Mr. Shady:

            On behalf of our client Y3K Secure Enterprise Software,Inc., ("Y3K") I write to advise you that, pursuant to Rule 477(c), we hereby submit this request to withdraw the above-referenced registration statement. No securities were sold in connection with the offering. The reason Y3K requests withdrawal of the registration statement is that Y3K and Cornell Capital Partners, L.P. have mutually agreed to terminate the Equity Line of Credit Agreement that is the subject of the registration statement.

     Thank you for your courtesy and cooperation.

                                                  Very truly yours,

                                                  LAW OFFICES OF JACK G.ORR,P.S.

                                                  s/ Jack G. Orr
                                                  --------------
                                                  Jack G. Orr

JGO/st

cc: King Cole, President